

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 26, 2017

Christopher Terrill
Chief Executive Officer
ANGI Homeservices Inc.
14023 Denver West Parkway, Building 64
Golden, CO 80401

> **Re: ANGI Homeservices Inc.**
> **Registration Statement on Form S-4**
> **Filed June 30, 2017**
> **File No. 333-219064**

Dear Mr. Terrill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers about the Transactions, page 1

1.   Consider including a question and answer addressing what will happen if the merger is not consummated.

2.   We note that Angie's List stockholders will not have dissenters' or appraisal rights in connection with the Merger Transaction. Consider addressing this in the Questions and Answers section.

Background of the Transactions, page 65

3.   Provide additional background as to the initial discussion between Mr. Levin and Allen & Company that took place on November 18, 2016. We note that this appears to be the first instance of renewed discussions between representatives of Angie's List and IAC.

4.   With respect to the narrative at the bottom of page 68, provide additional detail concerning Angie's List's management's reasoning in January 2017 that absent additional financing or a potential sale transaction, Angie's List would be required to make substantial reductions in its cost structure.

5.   Please note that disclosure of financial forecasts prepared by management may be required if forecasts were provided to third parties, including a third party's financial advisor. Therefore, please disclose all material projections that were provided to third parties or financial advisors, or advise us why these projections or forecasts are not material. Also, disclose the basis for and the nature of the material assumptions underlying the projections. We note your disclosure in this section referring to certain projections and forecasts.

6.   Expand your discussion of the parties' negotiation of material aspects of the proposed transaction, with an eye towards enhanced disclosure of how the parties determined the final structure of the proposed transaction, the amount of consideration, and the termination fee.

Joint Reasons of Angie's List and IAC for the Transactions, page 80

7.   Explain in greater detail the basis for your position that the combined company will be better positioned to take advantage of the growing U.S. home services market.

8.   We note your disclosure on page 82 that you believe the transaction will result in enhanced monetization of Angie's List's consumer traffic by applying the HomeAdvisor business model. Please explain here in greater detail the aspects of the HomeAdvisor operating model that you believe will allow the newly formed entity to more effectively monetize Angie's List's users. In this discussion, focus on the specific differences between each party's current models and monetization structures.

Angie's List's Reasons for the Transactions; Recommendation of the Angie's List Board of Directors, page 83

9.   We note that one factor the Angie's List board of directors considered relates to the impact of historical and current financial market conditions on Angie's List, including the historical market prices, volatility, and trading of Angie's List common stock. Please disclose whether the board considered this a positive or negative factor towards recommending the transaction. Consider expanding your discussion to quantify each financial condition as it relates to the board's considerations.

10.   It appears that one of the anticipated benefits to the transaction involves accelerated growth utilizing the increased scale of the combined entity. Given Angie's List's and HomeAdvisor's strong reputation in the market for home services, address your

consideration of whether there might be consumers and/or service professionals who currently utilize both Angie's List and HomeAdvisor, and if so, how that affects the perceived benefits of increased scale.

Regulatory Approvals Required for the Merger, page 109

11.   Please explain why IAC withdrew its Notification and Report Form on June 14, 2017, and re-filed it the next day.

Interest of Angie's List Directors and Executive Officers in the Transactions, page 111

12.   We note that Mr. Evans and Ms. Hicks Bowman have been designated to join the board of directors of ANGI Homeservices. Please discuss whether there are arrangements or agreements regarding the compensation of Mr. Evans, and address whether any additional officers or directors will join the management team of ANGI Homeservices.

The Merger Agreement, page 118

Conditions to the Closing of the Merger, page 138

13.   It appears that certain conditions to the merger are waivable. Please make clear which conditions to the merger are waivable and not waivable. Consider doing so in bullet point format or through the use of a chart.

Material U.S. Federal Income Tax Consequences of the Merger, page 151

14.   We note that you will be filing an Exhibit 8.1 tax opinion. Please reflect counsel's opinion in the discussion of the material tax consequences.

15.   Please disclose whether the receipt by Angie's List of the tax opinions is a waivable condition to the consummation of the merger transaction.

16.   We note the statement on page 151 that the discussion of the material U.S. federal income tax consequences "is for general information only." We believe that statement may be interpreted as an implication that shareholders may not be entitled to rely upon counsel's opinion. Accordingly, please remove the statement that the discussion is for general information only.

Unaudited Condensed Combined Pro Forma Financial Information ANGI Homeservices Inc., pages 162 through 166

17.   We note you have prepared your pro forma information under the assumption that no Angie's List stockholders will elect to receive the cash consideration. Please expand your pro forma information to also give effect to the possibility of the maximum amount

of cash consideration will be paid to Angie's List stockholders. We refer you to 11-02(b)(8) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2017, page 164

18.   So that the pro forma capitalization of the registrant immediately prior to the merger will be transparent to the Angie's List shareholders, please revise the presentation of your pro forma balance sheet to present the HomeAdvisor/IAC financing pro forma adjustments and a subtotal column to reflect the HomeAdvisor Business as adjusted, before presenting the historic Angie's List information and the effects of the merger.

Unaudited Pro Forma Condensed Combined Statements of Operations, For the Three Months Ended March 31, 2017 and the Year Ended December 31, 2016, pages 166 and 167

19.   Please expand footnote (e) so that it is transparent to a reader how you calculated the interest expense adjustments.

Note 3. Merger Pro Forma Adjustments

Preliminary Estimated Purchase Price Calculation and Allocation, pages 169 through 171

20.   Refer to the table on page 170. Please explain to us why your calculation of the purchase price is based upon the Class B common stock and not the Class A common stock to be issued to the Angie's List shareholders or revise.

21.   Please disclose how the $88,464 deferred tax liability, to be recorded as part of your allocation of the purchase price, was calculated.

22.   Regarding pro forma adjustment (m), please disclose the details of the retention bonuses and tell us how you intend to report this operating cost in your future results of operations.

Comparison of the Rights of Angie's List Stockholders and Holders of Class A Shares of ANGI Homeservices, page 241

23.   Please do not qualify the discussion under this heading by reference to the relevant constituent documents and Delaware General Corporation Law. Please revise to state that all material information has been discussed. You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

Unaudited Combined Interim Financial Statements for three Months Ended March 31, 2017 and 2016

Note 3. Business Combinations

Europe Acquisitions, page FS-14

24.   Referencing the MyBuilder Limited (MyBuilder) acquisition on March 24, 2017, please tell us why provisional fair values were not assigned to items for which financial information was not complete or revise your initial allocation. We note that you assigned the $39.9 million purchase price entirely to goodwill upon acquisition and expect to finalize the determination of fair values of assets acquired and liabilities assumed in the third quarter of 2017. Please refer to ASC 805-10-25-13.

HomeAdvisor Business Financial Statements

Combined Balance Sheet, March 31, 2017 and December 2016, page FS-2

Combined Balance Sheet, December 31, 2016 and December 31, 2015, page FS-29

25.   Rather than reporting shareholder equity, it appears you should revise your presentation of equity to report the residual interest as a single component, such as "parent's equity in division."

Note 3. Business Combinations, pages FS-12 through FS-15

Note 4. Business Combination, pages F-46 and F-47

26.   With respect to your acquisitions of MyHammer Holdings AG (MyBuilder), HomeStars Inc. (HomeStars), and MyBuilder, explain to us your consideration of Rule 3-05 of Regulation S-X including 3-05(b)(2)i. Please provide us your tests of significance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications